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Edward Abdel-Malak

Director at Vitech

Greater New York City Area · 500+ connections · Contact info

Vitech

Rutgers, The State University of New Jersey-...

About

Widely accomplished and self-directed senior project executive with exceptional people management skills, an entrepreneurial spirit and a strong work ethic. Over 14 years of experience in the Financial Services industry which includes 7 years of management consulting experience for a tier 1 consulting firm. Extremely analyti ... see more

Experience

Director
Vitech
May 2018 – Present · 1 yr 5 mos
NYC

Co-Founder
PromSocial
Aug 2013 – Present · 6 yrs 2 mos
Old Bridge, New Jersey

PromSocial is a powerful app that helps you to get the most out of prom. From finding a date, planning your parties, and voting for your friends, PromSocial does it all.

PromSocial.com - Plan, Organize and Share...

Management
FAST
Mar 2014 – Apr 2018 · 4 yrs 2 mos
Edison, NJ

Accenture
6 yrs 11 mos

Senior Manager
Sep 2013 – Mar 2014 · 7 mos

Manager
Sep 2010 – Aug 2013 · 3 yrs

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American Express

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Jan 2007 – Apr 2007 · 4 mos

Financial Analyst
Nov 2005 – Dec 2006 · 1 yr 2 mos

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Education

Rutgers, The State University of New Jersey-Newark
BA, Finance
2000 – 2004

OBHS

Skills & Endorsements

Client Delivery

Account Management

Program Management · 7

Endorsed by **4 of Edward's colleagues at Accenture**

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